Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

August 1, 2012

VIA EDGAR CORRESPONDENCE
Vincent J. Di Stefano
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                                    Incapital Unit Trust, Series 8
File No. 333-182252

Dear Mr. Di Stefano:

This letter is in response to the comments that you raised during the telephone conversation between you and our office on July 31, 2012, regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 8 (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2012.  The registration statement offers Zacks Select Equities Blend Portfolio, 3Q 2012 (the “Portfolio”).  This letter serves to respond to your comments.

Hypothetical Performance Information - Comment 1

In the footnote to the “Hypothetical Comparison of Total Return” and “Hypothetical Comparison of Average Annual Return for Periods Ending December 31, 2011” tables, please provide a data source that investors can reliably and consistently use to generate the returns.

Response to Comment 1

Zacks Investment Research is a participant in the data services market and is a reliable data source.  It is a subscription service so it is comparable to other data services providers in that individuals can access and run the same screens as are found in the described methodology if they are subscribers to the service.  Although it may not be as well-known as some data services providers, Zacks Investment Research is recognized by the marketplace as one.  Therefore, the footnote has not been modified.

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of units of beneficial interest of the Trust, we acknowledge that:

1.           The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2.           Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.           The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren